EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

January/February 2021

Item 3	News Releases

News releases dated January 21, January 26, January 28 and February 2, 2021.

Item 4	Summary of Material Change

On January 21, 2021, the Company announced that it has selected Equilab International (“Equilab”) to manage the upcoming clinical trials for its proprietary formulation of Interferon alpha2b (AP-003) in mild to moderate cases of COVID-19. Jakarta-based Equilab is an internationally recognized CRO with a strong team of clinical and analytical researchers that have already conducted clinical trials in COVID-19 patients. BetterLife and Equilab will conduct the placebo-controlled blinded trials in COVID-19 patients at Equilab’s own 75 bed clinical facility.

During January 2021, the Company confirmed stability of its inhalable interferon product through six months of real- time testing. The testing was conducted at -20°C and +2°C to +8°C temperatures which correspond to ordinary freezer and refrigerator temperatures. The interferon met all established stability testing criteria. The ability to ship, store and use the product at these temperatures greatly simplifies the distribution chain and patient use protocols. The testing was performed at Longmont, Colorado-based Neva Analytics.

With respect to its TD-0148A program, the Company entered into an agreement with Eurofins Discovery for TD-0148A’s U.S. FDA Investigational New Drug (“IND”)-enabling pharmacology studies. TD-0148A is a second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the projected therapeutic potential of LSD without causing the undesirable psychoactive dissociative side effects, such as hallucinations. Eurofins Discovery will be conducting the IND-enabling in-vitro preclinical primary pharmacology and safety pharmacology studies on TD-0148A at its facilities at Eurofins Cerep, DiscoverX and Panlabs.

On January 22, 2021, the Company issued 300,000 shares to an arm’s length third party for services rendered in January and to be rendered in February 2021. During January 2021, the Company also granted 40,000 stock options, with exercise price of US$1.42 and two year expiry, to a consultant.

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On February 2, 2020, the Company announced that it has filed patent protection on the newest compound to enter its pipeline, dihydrohonokiol-B (“TD-010”). Specifically, BetterLife has filed for patent protection for the use of TD-010 as a treatment for sedative, hypnotic, or anxiolytic use disorder.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

February 2, 2021

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SCHEDULE “A”

BetterLife Selects CRO to Conduct Clinical Trials for AP-003 in COVID-19 Cases in Indonesia

VANCOUVER, January 21, 2021 -- BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, is pleased to announce that it has selected Equilab International to manage the upcoming clinical trials for its proprietary formulation of Interferon alpha2b (AP-003) in mild to moderate cases of COVID-19.

BetterLife believes that its inhaled IFN-α2b, AP-003, could lessen the severity and duration of COVID-19 and decrease the need for hospital admissions.

Jakarta-based Equilab (http://www.equilab-int.com) is an internationally recognized CRO with a strong team of clinical and analytical researchers that have already conducted clinical trials in COVID-19 patients. BetterLife and Equilab will conduct the placebo-controlled blinded trials in COVID-19 patients at Equilab’s own 75 bed clinical facility.

“We are very pleased to work with Equilab’s team to conduct our studies in COVID-19 patients. We changed the site of our proposed AP-003 clinical trials in COVID-19 patients from Australia to Indonesia. There are more than 10,000 cases of COVID-19 infections reported each day in Indonesia as Australia records less than 20 per day. Our teams are hard at work to initiate these trials as soon as possible. We will communicate details of the proposed trials in the coming weeks” said Ahmad Doroudian, CEO of BetterLife.

He continued, “In the fight against COVID, the best approach may well be a combination of IFN-α2b with Remdesivir and/or the monoclonal antibodies. Most treatments are expensive and not administered into the airways where the virus resides. We believe that an inhaled IFN-α2b, such as the Company’s AP-003 that directly targets the airways, will have widespread utility as a treatment and preventative measure against COVID-19 and other such viral infections. While millions of people around the world may well have access to a vaccine, eventually, there will be hundreds of thousands for whom the vaccine may well not work and will require effective treatment options such as AP-003.”

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About Equilab International

Established in 2002, Equilab is one of the leading Contract Research Organisations (CRO) in Indonesia that provides full-service clinical research for global and local clients. Equilab conducts studies from pre-clinical through all phases of clinical trials.

For further information please visit http://www.equilab-int.com/

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Demonstrates 6 months Refrigerated Stability of its Proprietary Interferon Formulation to be Developed to Treat Early Stage Covid-19 Cases

VANCOUVER, January 26, 2021 -BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, today announced it has confirmed stability of its inhalable interferon product through six months of real- time testing. The testing was conducted at -20°C and +2°C to +8°C temperatures which correspond to ordinary freezer and refrigerator temperatures. The interferon met all established stability testing criteria. The ability to ship, store and use the product at these temperatures greatly simplifies the distribution chain and patient use protocols.

The testing was performed at Longmont, Colorado-based Neva Analytics. “We greatly accelerated our formulation development and testing protocols to make GMP product in record time during 2020,” said Dr. Libby Russell, Sr. Vice President at Neva, “We believe our time from formulation concept to GMP supplies was a modern record.” A description of the program to produce GMP supplies supported by stability studies and process development was presented at the Lab University conference in October 2020.

BetterLife's Chief Executive Officer, Dr. Ahmad Doroudian, added, “We are very pleased to see that our predictions for our patented inhalable interferon alpha2b product for the treatment of early stage COVID-19 are being shown to be correct. We believe our novel engineered interferon alpha 2b derived from our proprietary master cell bank offers important advantages that allows for a quick scale up of manufacturing, especially in terms of logistics and cost of goods, which should enable us to meet potentially large demand (subject to regulatory clearance) once our treatment is ready for distribution. Our various manufacturing partners, with their state-of-the-art formulation and testing facilities, and agile teams are ideal partners to help realize our vision."

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About Neva Analytics LLC

Neva Analytics LLC is a full service analytical testing lab. Neva Analytics is registered with the FDA and provides services to pharmaceutical and device manufacturers from pre-clinical to commercial stage. Headquartered in Longmont, CO, Neva offers world class expertise in testing biologics, pharmaceuticals and medical devices. Neva has both chemical and microbiological testing expertise. For more information, please visit http://nevaanalytics.com.

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Engages Eurofins Discovery for its Next Generation Psychedelics 2-bromo-LSD FDA IND-enabling Pharmacology Studies

VANCOUVER, British Columbia, January 28, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, announces it has entered into an agreement with Eurofins Discovery for TD-0148A’s U.S. FDA Investigational New Drug (“IND”)-enabling pharmacology studies. TD-0148A is a second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the projected therapeutic potential of LSD without causing the undesirable psychoactive dissociative side effects, such as hallucinations.

"Following our recent acquisition of the assets of Transcend Biodynamics, we are excited to be initiating the IND-enabling studies for TD-0148A. We look forward to working with Eurofins Discovery to bring this treatment to patients as quickly as possible as we prepare for our IND and trials," said BetterLife's Chief Executive Officer, Dr. Ahmad Doroudian.

Eurofins Discovery will be conducting the IND-enabling in-vitro preclinical primary pharmacology and safety pharmacology studies on TD-0148A at its state-of-the-art facilities at Eurofins Cerep, DiscoverX and Panlabs.

Dr. Doroudian added, "We are pleased to be partnering with Eurofins Discovery in the global Eurofins Discovery team for the TD-0148A IND-enabling primary and safety pharmacology studies. TD-0148A is a potential novel new therapy to treat debilitating psychiatric disorders with high unmet need, such as treatment resistant severe depression and post-traumatic stress disorder. BetterLife’s goal is to bring this treatment to IND and the clinic as soon as possible, and Eurofins Discovery, with its expertise and state-of-the-art capabilities, is an ideal partner to help us realize our vision."

Partnering with BetterLife to conduct the IND-enabling in vitro studies on TD-0148A complements well with Eurofins Discovery’s expertise and utilizes its approach to bringing in several different units in the US and Europe, each with its own specialty. This approach makes Eurofins Discovery uniquely qualified to fulfill the needed studies for this innovative product. It is with pride that we see our work contributing to bringing hope to patients in need, according to a spokesperson for Eurofins Discovery.

About BetterLife Pharma:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About Eurofins Discovery:

Eurofins Discovery, a business operating under the Eurofins BioPharma Services division, has supported drug discovery research for over 40 years. Eurofins is recognized as the industry leader for providing drug discovery researchers the largest and most diverse portfolio of standard and custom in-vitro safety and pharmacology assays and panels for drug screening and profiling. In addition to in-vitro safety pharmacology strengths, Eurofins Discovery also offer a broad portfolio of over 3500 drug discovery services and 1800 products. These include in-vitro assays, cell-based phenotypic assays, safety pharmacology and efficacy, ADME toxicology, medicinal chemistry design, synthetic chemistry, and custom proteins and assay development capabilities. Eurofins Discovery supports a variety of drug discovery targets such as GPCRs, Kinases, Ion Channels, Nuclear Hormone Receptors and other proteins and enzymes. The Eurofins Discovery capabilities, expertise, knowledge and skill sets enable it to provide clients the benefit of being able to work with a single outsourcing provider for all their drug discovery programs.

For more information, please visit: https://www.eurofinsdiscoveryservices.com/

Contact

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Eurofins Discovery:

Wendy Parenteau, Director Marketing Communications

Email: WendyParenteau@EurofinsUS.com

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Files Patent Protection on Dihydrohonokiol-B for Treatment of Anxiolytic Use Disorder

VANCOUVER, British Columbia, February 2, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, announces it has filed patent protection on the newest compound to enter its pipeline, dihydrohonokiol-B (“TD-010”). Specifically, BetterLife has filed for patent protection for the use of TD-010 as a treatment for sedative, hypnotic, or anxiolytic use disorder.

Studies by the United States Department of Veterans Affairs have recently indicated that prescription drug abuse has reached epidemic levels. In fact, benzodiazepine prescriptions spiked 34% from mid-February to mid-March of 2020, coinciding with the media's reporting on the outbreak of the novel coronavirus.

Patrick Kroupa, Chief Psychedelic Officer, shares that recent small trials exhibited benefits in alleviating benzodiazepine withdrawal symptoms at a psychedelic ibogaine clinic that focuses on treating opiate addiction. "Dihydrohonokiol-B provided relief to patients with lorazepam and alprazolam withdrawal symptoms when ibogaine did not. We are excited to work with BetterLife to begin TD-010 IND enabling studies and human clinical trials.”

Dr. Ahmad Doroudian, Chief Executive Officer of BetterLife, states, “Anxiolytic use disorder is too often overshadowed by the opioid epidemic. The patient population for this indication is growing and we feel BetterLife is poised to make a rapid difference in patients’ lives with TD-010.”

About BetterLife Pharma:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

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For further information please visit www.abetterlifepharma.com.

Contact

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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